KUALA LUMPUR KEPONG BERHAD

(15043-V)

www.klk.com.my

RECEIVED

2009 JUN 29 A 4:04

09046412

SUPPL

Our Ref : KLK/SE

24 June 2009

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

Dear Sirs

ANNOUNCEMENT : FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy of the following announcements which were made to Bursa Malaysia Securities Berhad (the Malaysian Stock Exchange) for your records :

DATE	**TITLE**
	GENERAL ANNOUNCEMENT
18 May 2009	Schedule for Release of 2nd Quarter Results
10 June 2009	Kuala Lumpur Kepong Berhad ("KLK" Or "the Company") Proposed Joint Venture And Acquisition Of A Subsidiary Company Through Subscription Of Shares ("Proposed Joint Venture"): PT. Langkat Nusantara Kepong
10 June 2009	Listed Companies' Crop May 2009
12 June 2009	New Subsidiary : KLK Oleo (Shanghai) Co. Ltd. ("KLKOS")
12 June 2009	Kuala Lumpur Kepong Berhad ("KLK" Or "the Company") Disposal Of The Entire Equity Interest Of Crabtree & Evelyn Philippines, Inc. ("CEPI")
	FINANCIAL RESULTS
27 May 2009	2nd Quarterly Report
	CHANGE IN BOARDROOM
27 May 2009	Appointment of Director – Kwok Kian Hai
	CHANGE IN AUDIT COMMITTEE
27 May 2009	Redesignation of Dato' Yeoh Eng Khoon from member to Chairman of Audit Committee
27 May 2009	Redesignation of YM Tengku Robert Hamzah from Chairman to member of Audit Committee
	ENTITLEMENTS (NOTICE OF BOOK CLOSURE)
27 May 2009	A single tier interim dividend of 10 sen per share
	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B OF THE COMPANIES ACT, 1965
19 May 2009	
21 May 2009	
23 May 2009	
27 May 2009	Employees Provident Fund Board
29 May 2009	
02 June 2009	
04 June 2009	

dlw 6/30

Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, Malaysia.
Tel: 605-2417844 Fax: 605-2535018 (Corporate)

DATE	TITLE
08 June 2009	
10 June 2009	
12 June 2009	
16 June 2009	Employees Provident Fund Board
18 June 2009	
20 June 2009	

Kindly acknowledge receipt of the enclosures at the e-mail address mk.yap@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[Yap Miow Kien]
Company Secretary

enc.

cc Worldwide Securities Services (WSS), American Depositary Receipt (ADR) Group
Capital Tower, 14/F, 168 Robinson Road, Singapore 068912 [Tel : (65) 6882 7666]
Attention : Ms Tintin Subagyo

LSL\SECRETARIAL\MISC\ADR-SEC\2009\May 2009

SEC, us

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **16/06/2009 03:11:15 PM**
Submitted by **KUALA LUMPUR KEPONG** on **16/06/2009 03:38:29 PM**
Reference No **KLK-090616-77B6D**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*09/06/2009	*490,000	
Disposed	10/06/2009	305,500	

Circumstances by reason of which change has occurred *	Purchase of shares on open market and Sales of equity
Nature of interest *	Direct
Direct (units)	175,743,950
Direct (%)	16.5
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	175,743,950

Date of notice *	10/06/2009
Remarks	fsc

BURSA MALAYSIA

Secus

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **18/06/2009 03:00:18 PM**
Submitted by **KUALA LUMPUR KEPONG** on **18/06/2009 03:52:05 PM**
Reference No **KLK-090618-67AD8**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*11/06/2009	*88,000	
Disposed	11/06/2009	200,000	
Acquired	12/06/2009	257,800	
Disposed	12/06/2009	150,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market and Sales of equity
Nature of interest *	Direct
Direct (units)	175,739,750
Direct (%)	16.5
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	175,739,750
Date of notice *	12/06/2009
Remarks	fsc

Jequs

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **20/06/2009 10:48:58 AM**
Submitted by **KUALA LUMPUR KEPONG** on **20/06/2009 12:10:36 PM**
Reference No **KLK-090620-F786D**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*15/06/2009	*237,100	
Disposed	15/06/2009	250,000	
Acquired	16/06/2009	350,000	
Disposed	16/06/2009	57,400	

Circumstances by reason of which change has occurred *	Purchase of shares on open market and Sales of equity
Nature of interest *	Direct
Direct (units)	176,019,450
Direct (%)	16.53
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	176,019,450
Date of notice *	16/06/2009
Remarks	fsc

BURSA MALAYSIA

SEC/US
RECEIVED
2008 JUN 29 A 4:04

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **18/05/2009 10:07:08 AM**
Submitted by **KUALA LUMPUR KEPONG** on **18/05/2009 12:31:55 PM**
Reference No **KLK-090518-BA3AE**
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Type *	**Announcement**
Subject *:	SCHEDULE FOR RELEASE OF 2ND QUARTER RESULTS

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We wish to advise that the 2nd Quarter Results (January to March 2009) of the KLK Group is scheduled for release on Wednesday, 27 May 2009 evening.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

SEC, US

BURSA MALAYSIA

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **09/06/2009 11:27:14 AM**
Submitted by **KUALA LUMPUR KEPONG** on **10/06/2009 12:32:09 PM**
Reference No **KLK-090609-2F91C**
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

RECEIVED 2009 JUN 29 A 4:24

Type *	**Announcement**
Subject *:	KUALA LUMPUR KEPONG BERHAD ("KLK" or "the Company") PROPOSED JOINT VENTURE AND ACQUISITION OF A SUBSIDIARY COMPANY THROUGH SUBSCRIPTION OF SHARES ("PROPOSED JOINT VENTURE"): PT. LANGKAT NUSANTARA KEPONG

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We refer to our earlier announcement of 8 May 2009 wherein we had informed that KLK, via its wholly-owned subsidiary KL-Kepong Plantation Holdings Sdn. Bhd. ("KLKPH") had entered into a conditional Joint Venture Agreement ("the JVA") with PT. Perkebunan Nusantara II (Persero) ("PTPN II") to form a joint venture company to lease and manage approximately 20,700 hectares of land planted with oil palm and rubber, 2 palm oil mills and 3 rubber factories, all located in Distrik Rayon Tengah, North Sumatera and belonging to PTPN II ("the Assets").

We are pleased to announce that the conditions precedent of the JVA have been fulfilled and pursuant to the terms of the JVA:

i. KLKPH and PTPN II have executed a Deed of Establishment to form a company with the name of PT. Langkat Nusantara Kepong ("PTLNK") whereby KLKPH and PTPN II hold 60% and 40% respectively of the issued and paid-up share capital of PTLNK, making PTLNK a 60% subsidiary of KLK; and

ii. PTLNK and PTPN II have entered into a 30-year Joint Operations Agreement to lease and manage the Assets.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)

BURSA MALAYSIA

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON2** on **10/06/2009 12:25:16 PM**
Submitted by **KUALA LUMPUR KEPONG** on **10/06/2009 02:21:22 PM**
Reference No **KLK-090610-84961**
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	stanley.lim@klk.com.my

Type *	**Announcement**
Subject *:	Listed Companies' Crop May 2009

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We submit below the crop figures for the month of May 2009 :-

Announcement Details :-
(This field is for the details of the announcement, if applicable)

	2008		
	Oct	Nov	Dec
Fresh Fruit Bunches (mt)	246,667	252,346	230,457
Crude Palm Oil (mt)	50,705	53,259	48,752
Palm Kernel (mt)	11,718	12,213	11,244
Rubber (kg)	1,793,676	2,028,626	2,106,592

	2009								
	Jan	Feb	Mar	Apr	**May**	Jun	Jul	Aug	Sep
Fresh Fruit Bunches (mt)	229,638	190,858	210,215	212,830	**226,572**				
Crude Palm Oil (mt)	48,704	40,809	44,232	44,938	**47,847**				

Palm Kernel (mt)	11,297	9,738	10,262	10,366	**10,756**					
Rubber (kg)	1,929,667	1,659,898	818,125	1,068,088	**1,766,310**					

Attachment(s):- (please attach the attachments here)
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Soc,us

BURSA MALAYSIA

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **11/06/2009 04:17:13 PM**
Submitted by **KUALA LUMPUR KEPONG** on **12/06/2009 12:31:44 PM**
Reference No **KLK-090611-D8580**
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Type *	**Announcement**
Subject *:	New subsidiary : KLK Oleo (Shanghai) Co. Ltd. ("KLKOS")

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
Kuala Lumpur Kepong Berhad wishes to announce that its wholly-owned subsidiary, Shanghai Jinshan Jinwei Chemical Co. Ltd. has incorporated a new wholly-owned subsidiary, namely KLKOS on 4 June 2009, in the People's Republic of China.

The registered share capital of KLKOS is RMB 2 million, all of which has been paid up.

The principal activities of KLKOS are sales of chemical products and raw materials, commission agent, and the export and import of cargo and technology.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

SEC, US

BURSA MALAYSIA

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **12/06/2009 04:16:04 PM**
Submitted by **KUALA LUMPUR KEPONG** on **12/06/2009 05:02:38 PM**
Reference No **KLK-090612-D6ABE**
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Type *	**Announcement**
Subject *:	KUALA LUMPUR KEPONG BERHAD ("KLK" or "THE COMPANY") DISPOSAL OF THE ENTIRE EQUITY INTEREST OF CRABTREE & EVELYN PHILIPPINES, INC. ("CEPI"

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
1. Introduction

Pursuant to the requirements of paragraph 9.19(24) of the Bursa Malaysia Securities Berhad Listing Requirements, the Board of Directors of KLK wishes to announce that its wholly-owned subsidiary, Crabtree & Evelyn Holdings Limited had on 10 June 2009, disposed of 100% of the issued capital of CEPI to Retailmasters, Inc. ("the Buyer"), for a total cash consideration of Philippine Pesos Five Million Five Hundred Thousand only (Php5,500,000/- or equivalent to approximately RM407,000/-) (hereinafter referred to as "the Disposal"). Following the Disposal, CEPI ceased to be a subsidiary of KLK.

CEPI has an issued capital of 100,000 common shares of par value Php100 each, and is in the business of retailing and distribution of toiletries.

2. Details of the Disposal

The Purchase Price of Php5.5 million was arrived at on a willing-buyer, willing-seller basis and covers all assets and liabilities and the assignment of CEPI's inter-company advances from Crabtree & Evelyn (Hong Kong) Ltd. (Php16.63 million) and KLK Overseas Investments Ltd. (Php6.32 million) for a nominal consideration of USD1 each respectively.

3. Rationale for the Disposal

The Disposal provides an exit for the Crabtree & Evelyn Group from the non-profitable CEPI business whilst maintaining Crabtree & Evelyn's presence in the Philippines under a distributorship arrangement with the Buyer.

4. Effects of the Disposal

The Disposal will not have any effect on the issued and paid-up share capital of KLK and the shareholdings of KLK's substantial shareholders.

Neither will the Disposal have any material effect on KLK Group's net assets per share and the earnings of KLK Group for the financial year ending 30 September 2009.

5. Directors' and Major Shareholders' Interests

None of the Directors and/or Major Shareholders of the Company and any persons connected with them have any interest, direct or indirect, in the Disposal

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

SEC, US

BURSA MALAYSIA

Financial Results

Initiated by **KUALA LUMPUR KEPONG - COMMON2** on **20/05/2009 09:40:15 AM**
Submitted by **KUALA LUMPUR KEPONG** on **27/05/2009 05:02:17 PM**
Reference No **KLK-090520-92D91**
Form Version V3.0

Submitted

RECEIVED 2009 JUN 29 A 4:24

Company Information

Main Board/Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	stanley.lim@klk.com.my

Part A1 : Quarterly Report

*** Financial Year End**	**30/09/2009**
*** Quarter**	**2 Qtr**
*** Quarterly report for the financial period ended**	**31/03/2009**
*** The figures**	**have not been audited**

Please attach the full Quarterly Report here

2nd qtrly rpt 2009.pdf

Remarks

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 31/03/2009**

INDIVIDUAL QUARTER **CUMULATIVE QUARTER**

	CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
	31/03/2009	31/03/2008	31/03/2009	31/03/2008
	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1. Revenue	1,438,560	1,895,549	3,321,442	3,675,060
2. Profit/(loss) before tax	158,108	340,259	305,202	712,875
3. Profit/(loss) for the period	116,635	250,699	186,130	554,067
4. Profit/(loss) attributable to ordinary equity holders of the parent	112,681	236,655	178,526	527,791
5. Basic earnings/(loss) per share (sen)	10.58	22.22	16.76	49.56
6. Proposed/Declared dividend per share (sen)	10.00	15.00	10.00	15.00

	AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7. Net assets per share attributable to ordinary equity holders of the parent (RM)	4.8200	5.2000

Remarks :

A single tier interim dividend of 10 sen per share (2008 : 15 sen per share less 26% Malaysian income tax) has been declared by the Directors in respect of the financial year ending 30 September 2009.

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
	31/03/2009	31/03/2008	31/03/2009	31/03/2008
	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1. Gross interest income	5,746	4,814	11,398	9,255
2. Gross interest expense	17,053	15,594	35,863	31,153

Remarks :

Note: The above information is for the Exchange internal use only.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Income Statement
For the second quarter ended 31 March 2009
(The figures have not been audited.)

	Individual Quarter		Cumulative Quarter	
	3 months ended 31 March		6 months ended 31 March	
	2009	2008	2009	2008
	RM'000	RM'000	RM'000	RM'000
Revenue	1,438,560	1,895,549	3,321,442	3,675,060
Operating expenses	(1,275,326)	(1,576,162)	(3,056,911)	(3,023,200)
Other operating income	1,858	24,753	56,217	73,349
Finance costs	(17,053)	(15,594)	(35,863)	(31,153)
Share of results of associates	10,069	11,713	20,317	18,819
Profit before taxation	158,108	340,259	305,202	712,875
Tax expense	(41,473)	(89,560)	(119,072)	(158,808)
Net profit for the period	116,635	250,699	186,130	554,067
Attributable to :-				
Equity holders of the Company	112,681	236,655	178,526	527,791
Minority interests	3,954	14,044	7,604	26,276
	116,635	250,699	186,130	554,067
	Sen	Sen	Sen	Sen
Earnings per share - Basic	10.58	22.22	16.76	49.56
- Diluted	N/A	N/A	N/A	N/A

N/A - Not applicable

The Condensed Consolidated Income Statement should be read in conjunction with the Annual Financial Report for the year ended 30 September 2008.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Balance Sheet
As at 31 March 2009
(The figures have not been audited.)

	31 March 2009	30 September 2008
	RM'000	RM'000
Assets		
Property, plant and equipment	2,393,275	2,372,018
Investment properties	5,112	5,137
Prepaid lease payments	344,257	347,725
Biological assets	1,411,137	1,426,545
Land held for property development	195,332	195,378
Goodwill on consolidation	285,786	255,940
Intangible assets	33,649	37,656
Investments in associates	211,794	258,495
Other investments	133,448	288,770
Deferred tax assets	7,568	6,888
Total non-current assets	5,021,358	5,194,552
Inventories	927,491	1,219,972
Biological assets	1,470	3,647
Trade and other receivables	824,362	902,461
Tax recoverable	23,457	7,462
Property development costs	16,098	22,445
Cash and cash equivalents	1,338,499	1,159,705
Total current assets	3,131,377	3,315,692
Total assets	**8,152,735**	**8,510,244**
Equity		
Share capital	1,067,505	1,067,505
Reserves	4,077,813	4,483,036
	5,145,318	5,550,541
Less: Cost of treasury shares	(13,447)	(13,447)
Total equity attributable to equity holders of the Company	5,131,871	5,537,094
Minority interests	265,369	202,913
Total equity	**5,397,240**	**5,740,007**
Liabilities		
Deferred tax liabilities	223,692	220,278
Provision for retirement benefits	26,279	27,136
Borrowings	1,027,301	920,844
Total non-current liabilities	1,277,272	1,168,258
Trade and other payables	555,283	657,279
Borrowings	887,197	858,991
Tax payable	35,743	85,709
Total current liabilities	1,478,223	1,601,979
Total liabilities	**2,755,495**	**2,770,237**
Total equity and liabilities	**8,152,735**	**8,510,244**
Net assets per share attributable to equity holders of the Company (RM)	4.82	5.20

The Condensed Consolidated Balance Sheet should be read in conjunction with the Annual Financial Report for the year ended 30 September 2008.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Statement of Changes in Equity
For the second quarter ended 31 March 2009
(The figures have not been audited.)

	← Attributable to the equity holders of the Company →									
	Share capital	Capital reserve	Revaluation reserve	Capital redemption reserve	Exchange fluctuation reserve	Retained earnings	Treasury shares	Total	Minority Interests	Total Equity
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
At 1 October 2008	1,067,505	875,952	49,759	27,714	151,628	3,377,983	(13,447)	5,537,094	202,913	5,740,007
Net gain/(loss) not recognised in the income statement	-	83	-	2	(117,827)	(85)	-	(117,827)	57,204	(60,623)
Net profit for the period	-	-	-	-	-	178,526	-	178,526	7,604	186,130
Dividend paid	-	-	-	-	-	(465,922)	-	(465,922)	-	(465,922)
Dividend paid to minority shareholders	-	-	-	-	-	-	-	-	(2,352)	(2,352)
At 31 March 2009	1,067,505	876,035	49,759	27,716	33,801	3,090,502	(13,447)	5,131,871	265,369	5,397,240
At 1 October 2007	1,067,505	876,144	49,655	29,714	141,309	2,768,173	(13,447)	4,919,053	176,159	5,095,212
Net (loss)/gain not recognised in the income statement	-	(82)	104	998	(67,783)	(720)	-	(67,483)	(1,663)	(69,146)
Net profit for the period	-	-	-	-	-	527,791	-	527,791	26,276	554,067
Dividend paid	-	-	-	-	-	(315,230)	-	(315,230)	-	(315,230)
Dividend paid to minority shareholders	-	-	-	-	-	-	-	-	(11,327)	(11,327)
At 31 March 2008	1,067,505	876,062	49,759	30,712	73,526	2,980,014	(13,447)	5,064,131	189,445	5,253,576

The Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the Annual Financial Report for the year ended 30 September 2008.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Cash Flow Statement
For the second quarter ended 31 March 2009
(The figures have not been audited.)

	6 months ended 31 March	
	2009	2008
	RM'000	RM'000
Cash Flows from Operating Activities		
Profit before taxation	305,202	712,875
Adjustment for non-cash flow :-		
Non-cash items	238,500	105,909
Non-operating items	15,502	17,425
Operating profit before working capital changes	559,204	836,209
Working capital changes :-		
Net change in current assets	427,308	(461,861)
Net change in current liabilities	(116,513)	35,883
Cash generated from operations	869,999	410,231
Interest paid	(30,196)	(27,075)
Tax paid	(212,436)	(103,520)
Retirement benefit paid	(680)	(1,443)
Net cash generated from operating activities	626,687	278,193
Cash Flow from Investing Activities		
Equity investments	56,360	(21,541)
Other investments	(138,035)	(129,285)
Net cash used in investing activities	(81,675)	(150,826)
Cash Flow from Financing Activities		
Bank borrowings	109,652	473,945
Dividends paid to shareholders of the Company	(465,922)	(315,230)
Dividends paid to minority shareholders	(2,352)	(11,327)
Issue of shares to minority shareholders	15,000	3,747
Return of capital to minority shareholders	-	(6,721)
Net cash (used in)/generated from financing activities	(343,622)	144,414
Net increase in cash and cash equivalents	201,390	271,781
Cash and cash equivalents at 1 October	1,132,962	472,323
	1,334,352	744,104
Foreign exchange difference on opening balance	(22,789)	(8,527)
Cash and cash equivalents at 31 March	1,311,563	735,577

The Condensed Consolidated Cash Flow Statement should be read in conjunction with the Annual Financial Report for the year ended 30 September 2008.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Notes to Interim Financial Report

A Explanatory Notes as required by FRS 134

A1. Accounting Policies

The interim financial report is unaudited and has been prepared in compliance with Financial Reporting Standard ("FRS") 134 *Interim Financial Reporting,* issued by the Malaysian Accounting Standards Board and paragraph 9.22 of the Listing Requirements of the Bursa Malaysia Securities Berhad.

The accounting policies and methods of computation adopted by the Group in this interim financial report are consistent with those adopted in the audited financial statements for the year ended 30 September 2008.

A2. Seasonal and Cyclical Factors

The Group's plantation operations are affected by seasonal crop production, weather conditions and fluctuating commodity prices. The business of its retailing sector is subject to seasonal sales.

A3. Unusual Items

There were no items affecting the assets, liabilities, equity, net income, or cash flows that are unusual because of their nature, size, or incidence.

A4. Changes in Estimates

There were no significant changes in the amount of estimates reported in prior interim periods or prior financial years that have a material effect in the current interim period.

A5. Issuance or Repayment of Debts and Equity Securities

There were no issuance and repayment of debts and equity securities, share buy-backs, share cancellation, shares held as treasury shares or resale of treasury shares for the current financial year to-date.

A6. Dividends Paid

	6 months ended 31 March	
	2009	2008
	RM'000	RM'000
Dividend proposed in Year 2008, paid in Year 2009 :-		
Final 45 sen gross per share less 25% income tax; and	359,426	-
10 sen per share tax exempt	106,496	-
(2008 : 40 sen gross per share less 26% income tax)	-	315,230
	465,922	315,230

Dividends are paid on the number of outstanding shares in issue and fully paid of 1,064,965,692 (2008 : 1,064,965,692).

A7. Segment Information

Segment information is presented in respect of the Group's business segments.
Inter-segment pricing is determined based on current market prices.

	6 months ended 31 March			
	Revenue		Profit before tax	
	2009 RM'000	2008 RM'000	2009 RM'000	2008 RM'000
Plantations	1,784,727	1,836,217	478,868	600,443
Manufacturing	1,254,631	1,632,269	(98)	87,406
Retailing	364,193	426,932	(8,936)	33,357
Property development	23,882	13,530	6,362	3,759
Investment holding	22,684	17,434	20,362	13,728
Others	26,027	29,280	44	230
	3,476,144	3,955,662	496,602	738,923
Inter-segment elimination	(154,702)	(280,602)	-	-
	3,321,442	3,675,060	496,602	738,923
Corporate			(175,854)	(13,714)
			320,748	725,209
Finance costs			(35,863)	(31,153)
Share of results of associates			20,317	18,819
			305,202	712,875

A8. Event subsequent to Balance Sheet Date

The Company via its wholly-owned subsidiary, KL-Kepong Plantation Holdings Sdn Bhd ("KLKPH"), had on 8 May 2009 entered into a conditional Joint Venture Agreement ("the JVA") with PT Perkebunan Nusantara II (Persero) ("PTPN II"). The Parties intend to form a joint venture company with the proposed name of PT Langkat Nusantara Kepong ("JVCO") with KLKPH holding 60% and PTPN II holding 40% of the total equity of JVCO. JVCO shall lease, operate and manage approximately 20,700 hectares of land planted with oil palm and rubber, 2 palm oil mills and 3 rubber factories all located in Distrik Rayon Tengah, North Sumatera, Indonesia and belonging to PTPN II. In this connection, JVCO and PTPN II shall thereafter enter into a 30-year Joint Operations Agreement ("JOA") as part of the proposed joint venture.

The proposed joint venture shall be subject to the fulfillment of certain conditions precedent on or before 7 August 2009 (unless extended in accordance with the JVA) which include, inter alia :-

(i) the approval of the Indonesian Investment Co-Ordinating Board for the Parties to establish a foreign capital investment company;

(ii) the corporate approvals of PTPN II and KLKPH for the Parties to enter into the proposed joint venture; and

(iii) the approval of Bank Negara Malaysia for remittance of monies by KLKPH in accordance with the terms of the JVA and JOA.

Upon the fulfillment of the conditions precedent of the JVA :-

(i) KLKPH will subscribe for 30,000 ordinary shares of par value Rp1,000,000 each for a total cash consideration of Rp30,000,000,000 in the capital of JVCO ("the KLKPH Subscription"); and

(ii) PTPN II will subscribe for 20,000 ordinary shares of par value Rp1,000,000 each for a total cash consideration of Rp20,000,000,000 in the capital of JVCO ("the PTPN II Subscription").

The KLKPH Subscription and the PTPN II Subscription will represent 60% and 40% respectively of the issued and paid-up share capital of JVCO, making JVCO a 60% subsidiary of the Company.

A9. Changes in the Composition of the Group

The Group has completed the acquisition of a 17% equity interest in PT Sekarbumi Alamlestari ("PT SA") on 31 March 2009 for a total cash consideration of USD12.8 million. Together with its existing 48% interest, PT SA is now a 65% subsidiary of the Group.

A10. Changes in Contingent Liabilities and Contingent Assets

There were no contingent liabilities or contingent assets since the last annual balance sheet date.

B Explanatory Notes as required by the BMSB Revised Listing Requirements

B1. Review of Performance

For the 2nd quarter, the Group's pre-tax profit fell 53.5% to RM158.1 million compared to the preceding year's same quarter. Plantation profit was lower due to the sharp decline in commodity prices and lower FFB crop. Earnings from manufacturing sector were lower and retailing sector recorded a higher loss.

The Group's half year profit before taxation deteriorated 57.2% to RM305.2 million compared to that of the same period last year. The lower interim profit was mainly attributed to the following :-

(i) 20.5% drop in plantations profit to RM489.6 million largely due to weaker commodity prices and lower FFB crop;

(ii) satisfactory performance from oleochemical operations in Malaysia but the write-down of inventories in the 1st quarter by our China plant had dragged down the overall oleochemical profit to RM29.5 million (2008 : profit RM89.0 million);

(iii) increased loss of RM24.6 million (2008 : loss RM11.3 million) suffered by Davos Life Science Pte Ltd (nutraceutical plant in Singapore);

(iv) loss of RM10.9 million (2008 : profit RM30.7 million) incurred by retailing sector as a result of poor consumer demand caused by global economic recession;

(v) write-down of RM142.2 million (2008 : RM43.0 million) on the overseas quoted investment in Yule Catto & Co plc ("Yule Catto") in the 1st quarter; and

(vi) realised loss of RM23.7 million on foreign exchange arising from repayment of inter-company loans by Indonesian subsidiaries from their internally generated funds.

B2. Variation of Results to Preceding Quarter

The Group's pre-tax profit for the 2nd quarter at RM158.1 million was 7.5% above that of the previous quarter. Plantations profit had declined owing to softer commodity prices and lower FFB crop. Whilst manufacturing sector reported better performance, retailing sector incurred a loss. The preceding quarter's lower profit was affected by the write-down of investment value in Yule Catto.

B3. Current Year Prospects

With the Group's favourable forward sales of its palm products, the plantations sector, our core business, should continue to perform reasonably well. However, manufacturing profits have come under severe pressure due to the global economic downturn. Furthermore, the retailing business has also been affected by significantly reduced consumer demand and Management is addressing this issue by re-structuring operations.

The Directors are of the opinion that the Group's profit for the current financial year will be much lower than the preceding year.

B4. Profit Forecast and Profit Guarantee

The Group did not issue any profit forecast or profit guarantee during the current financial year to-date.

B5. Tax Expense

	Individual Quarter 3 months ended 31 March		Cumulative Quarter 6 months ended 31 March	
	2009	2008	2009	2008
	RM'000	RM'000	RM'000	RM'000
Current tax expense				
Malaysian taxation	33,375	58,916	86,593	117,043
Overseas taxation	4,724	27,572	26,886	56,458
	38,099	86,488	113,479	173,501
Deferred tax				
Relating to origination and reversal of temporary differences	3,210	458	2,685	(6,944)
Relating to changes in tax rate	-	58	-	(10,521)
	3,210	516	2,685	(17,465)
	41,309	87,004	116,164	156,036
Under/(Over) provision in respect of previous years				
Malaysian taxation	15	1	795	(38)
Overseas taxation	149	2,555	2,113	2,810
	164	2,556	2,908	2,772
	41,473	89,560	119,072	158,808

The effective tax rate for the current financial year to-date is higher than the statutory tax rate mainly due to non tax-deductible expenses which largely consisted of impairment in value of quoted investments.

B6. Sale of Unquoted Investments and Properties

(a) There were no material disposals of unquoted investments during the financial period ended 31 March 2009 (31 March 2008 : Nil).

(b) Sale of properties

	Individual Quarter		Cumulative Quarter	
	3 months ended 31 March		6 months ended 31 March	
	2009	2008	2009	2008
	RM'000	RM'000	RM'000	RM'000
Surplus arising from government acquisition of land	-	1,297	1,162	1,297
(Deficit)/Surplus on sale of property	-	(271)	-	7,394

B7. Quoted Securities

(a) Purchases and sales of quoted securities other than securities in existing subsidiaries for the current quarter and financial year to-date :-

	Individual Quarter		Cumulative Quarter	
	3 months ended 31 March		6 months ended 31 March	
	2009	2008	2009	2008
	RM'000	RM'000	RM'000	RM'000
Purchases of quoted securities	1,079	2,301	7,658	7,779
Sales proceeds of quoted securities	6,492	16,331	17,549	22,784
Surplus on sales of quoted securities	2,820	11,326	2,456	13,390

(b) Investments in quoted securities other than securities in existing subsidiaries as at end of the reporting period were as follows :-

	31 March 2009	30 September 2008
	RM'000	RM'000
At cost		
Associate	37,838	37,838
Other investments	383,112	388,588
	420,950	426,426
At carrying value less allowance		
Associate	-	13,551
Other investments	132,467	287,773
	132,467	301,324
At market value		
Associate	10,279	13,549
Other investments	119,813	292,021
	130,092	305,570

At 31 March 2009, the market value of an overseas quoted investment, Yule Catto & Co plc, had decreased by RM12 million compared to its carrying value. No allowance was made for this as its market value after 31 March 2009 had since recovered.

B8. Status of Corporate Proposals Announced

The Company has proposed to issue up to USD300 million nominal value of 5-year unsecured guaranteed exchangeable bonds ("Proposed Exchangeable Bonds Issue") via KLK Capital Resources (L) Ltd, a wholly-owned subsidiary incorporated in the Federal Territory of Labuan. The Exchangeable Bonds may be exchangeable into new ordinary shares of RM1.00 each in the Company.

Approvals have been obtained from the relevant authorities.

The Company has yet to implement the Proposed Exchangeable Bonds Issue due to prevailing market conditions. The Securities Commission and Bank Negara Malaysia have approved an extension of time until 2 April 2010 and 3 April 2010 respectively.

B9. Group Borrowings

As at the end of the reporting period, the Group's borrowings were as follows :-

	31 March 2009		30 September 2008	
		Amount in Foreign Currency		Amount in Foreign Currency
	RM'000	'000	RM'000	'000
(a) Repayable within 12 months :-				
(i) Term Loans				
- Secured	2,331	Rmb4,358	-	
- Unsecured	287,250	USD78,655	131,969	USD38,235
	23,522	GBP4,532	31,383	GBP5,000
	32,094	Rmb60,000	58,098	Rmb115,000
	7,083		-	
	349,949		221,450	
	352,280		221,450	
(ii) Bank Overdraft				
- Secured	474	CHF149	1,379	CHF438
	6,441	EURO1,335	5,718	EURO1,146
	19	USD5	-	
	6,934		7,097	
- Unsecured	4,805	USD1,316	9,403	USD2,723
	8,756	GBP1,687	6,178	GBP984
	3,867	HKD8,209	4,065	HKD9,145
	2,574	CAD880	-	
	20,002		19,646	
	26,936		26,743	

	31 March 2009 RM'000	31 March 2009 Amount in Foreign Currency '000	30 September 2008 RM'000	30 September 2008 Amount in Foreign Currency '000
(iii) Short Term Borrowings				
- Secured	43,417	EURO9,000	34,931	EURO7,000
	-		6,297	CHF2,000
	43,417		41,228	
- Unsecured	76,820	USD21,000	89,703	USD26,000
	18,722	Rmb35,000	17,682	Rmb35,000
	369,022		462,185	
	464,564		569,570	
	507,981		610,798	
Total repayable within 12 months	887,197		858,991	
(b) Repayable after 12 months :-				
(i) Term Loans				
- Secured	9,649	EURO2,000	14,968	EURO3,000
	5,960	Rmb11,142	6,568	Rmb13,000
	15,609		21,536	
- Unsecured	56,697	USD15,510	239,830	USD69,500
	310	GBP60	-	
	454,685		159,478	
	511,692		399,308	
	527,301		420,844	
(ii) Islamic Medium Term Notes				
- Unsecured	500,000		500,000	
Total repayable after 12 months	1,027,301		920,844	

B10. Financial Instruments with Off Balance Sheet Risk

(a) The forward exchange contracts entered into by the Group as at 20 May 2009 (being a date not earlier than 7 days from the date of this report) were as follows :-

	Currency	Contract Amount Million	Equivalent Amount RM million	Maturing within One Year RM million
Sale contracts	GBP	2.3	11.9	11.9
	EURO	15.8	75.0	75.0
	USD	187.6	678.0	678.0
	YEN	79.4	3.0	3.0
Purchase contracts	USD	2.3	8.2	8.2

The contracts were entered into by the Group as hedges for committed sales and purchases denominated in foreign currencies. The hedging of the foreign currencies is to minimise the exposure of the Group to fluctuations in foreign exchange on receipts and payments.

The transactions in foreign currencies which are hedged by forward foreign exchange contracts are recorded in the book at the contracted rates. Any gains or losses arising from forward contracts are recognised in the Income Statement upon maturity.

There is minimal credit risk for the forward foreign exchange contracts because these contracts are entered into with licensed financial institutions.

(b) The commodity future contracts entered into by the Group as at 20 May 2009 (being a date not earlier than 7 days from the date of this report) were as follows :-

	Contracted Amount	Maturing within One Year
	RM million	RM million
Sale contracts	20.8	20.8

These commodity contracts were entered into with the objective of managing and hedging the Group's exposure to the adverse price movements in the vegetable oil commodities.

The credit risk for the commodity future contracts is minimal as these contracts were entered into with brokers of commodity exchanges. Any gains or losses arising from these contracts are deferred until the date of such transactions at which time they are included in the measurement of such transactions.

(c) KL-Kepong Industrial Holdings Sdn Bhd ("KLKIH") and Barry Callebaut Group ("BCG") had on 31 March 2008 entered into a Joint Venture Agreement which stipulates the manner in which Barry Callebaut Malaysia Sdn Bhd (formerly known as KL-Kepong Cocoa Products Sdn Bhd) ("BCM") shall be managed and the way in which KLKIH and BCG shall exercise their rights as shareholders of BCM.

Under the Joint Venture Agreement :-

(i) KLKIH may exercise a put option to require BCG to acquire the remaining 40% shares in BCM held by KLKIH for approximately RM135.6 million which is inclusive of BCM's working capital; and

(ii) BCG may also exercise a call option to require KLKIH to sell the remaining 40% shares in BCM held by KLKIH based on the value of 9 times of the audited average EBITDA of the 3 financial years prior to the exercise of the Call Option plus cash minus all interest bearing debts at that point of time.

Both the put option and call option may be exercised by KLKIH and BCG respectively between the second anniversary and the fifth anniversary starting from 30 April 2008.

B11. Material Litigation

There was no pending material litigation as at the date of this report.

B12. Dividend

(a) A single tier interim dividend of 10 sen per share has been declared by the Directors in respect of the financial year ending 30 September 2009 (year ended 30 September 2008 : 15 sen per share less 26% Malaysian income tax) and will be paid on 10 August 2009 to shareholders registered on the Company's Register of Members as at 16 July 2009.

A Depositor with the Bursa Malaysia Depository shall qualify for entitlement to the dividend only in respect of :-

(i) Shares deposited into the Depositor's securities account before 12.30 p.m. on 14 July 2009 in respect of shares which are exempted from mandatory deposit;

(ii) Shares transferred into the Depositor's securities account before 4.00 p.m. on 16 July 2009 in respect of transfers; and

(iii) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

(b) The total dividend for the current financial year to-date is single tier dividend of 10 sen per share (2008 : 15 sen per share less 26% Malaysian income tax).

B13. Earnings Per Share

Basic earnings per share

The earnings per share is calculated by dividing the net profit for the period attributable to equity holders of the Company by the weighted average number of shares of the Company in issue during the period.

	Individual Quarter		Cumulative Quarter	
	3 months ended 31 March		6 months ended 31 March	
	2009	2008	2009	2008
(a) Net profit for the period attributable to equity holders of the Company (RM'000)	112,681	236,655	178,526	527,791
(b) Weighted average number of shares	1,064,965,692	1,064,965,692	1,064,965,692	1,064,965,692
(c) Earnings per share (sen)	10.58	22.22	16.76	49.56

B14. Audit Report

The audit report for the financial year ended 30 September 2008 was not subject to any qualifications.

By Order of the Board
J. C. LIM
YAP MIOW KIEN
Company Secretaries

27 May 2009

BURSA MALAYSIA

SEC, US

Change in Boardroom

Initiated by **KUALA LUMPUR KEPONG** on **21/05/2009 10:47:00 AM**
Submitted by **KUALA LUMPUR KEPONG** on **27/05/2009 05:02:10 PM**
Reference No **KLK-090521-F4A44**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Part A : To be filled by Public Listed Company

Date of change *	27/05/2009
Type of change *	Appointment
Designation *	Non-Executive Director
Directorate *	Independent & Non Executive
Name *	Kwok Kian Hai
Age *	65
Nationality *	Singaporean
Qualifications *	Graduated from the University of Singapore in 1967 in Chemistry and Mathematics.
Working experience and occupation *	Started his career in 1970 at Kwang Joo Seng (M) Pte Ltd/Edible Products Ltd in Singapore, which was later taken over by Sime Darby. Left as its Managing Director in 1982 and joined Kuok Group as General Manager of Pasir Gudang Edible Oil. Retired as Managing Director of Kuok Oils and Grains in September 2008. Was a Council member of Malaysian Palm Oil Council and a Board member of Palm Oil Refiners Association of Malaysia ("PORAM") respectively for 15 years. Also previously served as Chairman of PORAM.
Directorship of public companies (if any) *	Kuok Singapore Limited.
Family relationship with any director and/or major shareholder of the listed issuer *	None
Details of any interest in the securities of the listed issuer or its subsidiaries *	None
Compliance with Paragraph 15.02 of the LR / Rule 15.02 of the MMLR *	Yes
Remarks	

BURSA MALAYSIA

Change in Audit Committee

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **19/05/2009 04:23:23 PM**
Submitted by **KUALA LUMPUR KEPONG** on **27/05/2009 05:02:14 PM**
Reference No **KL-090519-59003**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Part A : To be filled by Public Listed Company

Date of change *	27/05/2009
Type of change *	Redesignation
Previous Position *	Member of Audit Committee
New Position *	Chairman of Audit Committee
Directorate *	Independent & Non Executive
Name *	Dato' Yeoh Eng Khoon
Age *	61
Nationality *	Malaysian
Qualifications *	Bachelor of Arts (Honours) in Economics (Business Administration) from the University of Malaya in 1968 and was called to the Bar of England and Wales at Lincoln's Inn in 1979.
Working experience and occupation *	Previous work experience in the banking, manufacturing and retail business.
Directorship of public companies (if any) *	Batu Kawan Berhad and See Sen Chemical Berhad
Family relationship with any director and/or major shareholder of the listed issuer *	None
Details of any interest in the securities of the listed issuer or its subsidiaries *	Direct and indirect shareholdings in KLK are 335,000 shares and 3,176,850 shares respectively. Dato' Yeoh does not have any interest in the shares of KLK's subsidiaries.
Composition of Audit Committee (Name and Directorate of members after change) *	Dato' Yeoh Eng Khoon (Chairman, Independent Non-Executive Director) YM Tengku Robert Hamzah (Independent Non-Executive Director) Datuk Abdul Rahman bin Mohd. Ramli (Non-Independent Non-Executive Director)
Compliance with Paragraph 15.10 (1) (c) of the LR / Rule 15.09 (1)(c) of the MMLR (after change) *	Yes

BURSA MALAYSIA

Change in Audit Committee

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **20/05/2009 12:48:26 PM**
Submitted by **KUALA LUMPUR KEPONG** on **27/05/2009 05:02:12 PM**
Reference No **KL-090520-46106**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Part A : To be filled by Public Listed Company

Date of change *	27/05/2009
Type of change *	Redesignation
Previous Position *	Chairman of Audit Committee
New Position *	Member of Audit Committee
Directorate *	Independent & Non Executive
Name *	YM Tengku Robert Hamzah
Age *	69
Nationality *	Malaysian
Qualifications *	Graduated from the AA School of Architecture and a member of Persatuan Arkitek Malaysia and Lembaga Arkitek Malaysia.
Working experience and occupation *	Architect by profession and Chairman of T.R. Hamzah & Yeang Sdn. Bhd.
Directorship of public companies (if any) *	Batu Kawan Berhad
Family relationship with any director and/or major shareholder of the listed issuer *	None
Details of any interest in the securities of the listed issuer or its subsidiaries *	Direct and indirect shareholdings in KLK are 109,500 shares and 255,000 shares respectively. He does not have any interest in the shares of KLK's subsidiaries.
Composition of Audit Committee (Name and Directorate of members after change) *	Dato' Yeoh Eng Khoon (Chairman, Independent Non-Executive Director) YM Tengku Robert Hamzah (Independent Non-Executive Director) Datuk Abdul Rahman bin Mohd. Ramli (Non-Independent Non-Executive Director)
Compliance with Paragraph 15.10 (1) (c) of the LR / Rule 15.09 (1)(c) of the MMLR (after change) *	Yes

BURSA MALAYSIA

Entitlements (Notice of Book Closure)

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **19/05/2009 10:01:36 AM**
Submitted by **KUALA LUMPUR KEPONG** on **27/05/2009 05:02:15 PM**
Reference No **KLK-090519-B222C**
Form Version V3.0

Submitted

Company Information

Main Board/Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Part A : To be filled by Public Listed Company

Entitlement date *	16/07/2009
Entitlement time *	04:00:00 PM
Entitlement subject *	Interim Dividend
Entitlement description *	A single tier interim dividend of 10 sen per share.
Period of interest payment	**to**
Financial Year End	30/09/2009
Share transfer book & register of members will be closed from	**to**

(both dates inclusive) for the purpose of determining the entitlements

Registrar's name ,address, telephone no *	Symphony Share Registrars Sdn Bhd 55 Medan Ipoh 1A Medan Ipoh Bistari 31400 Ipoh, Perak Malaysia Tel: 605-547 4833
Payment date	10/08/2009

<u>A depositor shall qualify for the entitlement only in respect of:</u>

a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers *	16/07/2009
b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit	14/07/2009

c) Securities bought on the Exchange on a cum entitlement basis according to the rules of the Exchange.

Number of new shares/securities issued (units) (If applicable)

Entitlement indicator *	RM
Entitlement in RM (RM) *	0.1
Remarks	

BURSA MALAYSIA

SEC, ug

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **19/05/2009 10:50:18 AM**
Submitted by **KUALA LUMPUR KEPONG** on **19/05/2009 12:26:34 PM**
Reference No **KLK-090519-F976E**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*12/05/2009	*1,000,000	
Disposed	12/05/2009	1,000,000	
Acquired	12/05/2009	200,000	
Acquired	13/05/2009	934,300	
Disposed	13/05/2009	440,700	
Acquired	13/05/2009	346,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market, Sales of equity and Purchase of shares managed by Portfolio Manager,
Nature of interest *	Direct
Direct (units)	177,903,150
Direct (%)	16.71
Indirect/deemed interest (units)	

Indirect/deemed interest (%)	
Total no of securities after change *	177,903,150
Date of notice *	13/05/2009
Remarks	fsc

BURSA MALAYSIA

Sec, us

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **21/05/2009 11:26:36 AM**
Submitted by **KUALA LUMPUR KEPONG** on **21/05/2009 12:18:56 PM**
Reference No **KLK-090521-2EA49**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*13/05/2009	*270,000	
Acquired	14/05/2009	1,000,000	
Disposed	14/05/2009	345,900	
Acquired	15/05/2009	108,100	
Disposed	15/05/2009	835,000	

Circumstances by reason of which change has occurred *	Purchase of shares managed by Portfolio Manager, Purchase of shares on open market and Sales of equity
Nature of interest *	Direct
Direct (units)	178,100,350
Direct (%)	16.72
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	178,100,350
Date of notice *	15/05/2009
Remarks	fsc

BURSA MALAYSIA

SEC ws

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **23/05/2009 12:17:33 PM**
Submitted by **KUALA LUMPUR KEPONG** on **23/05/2009 12:45:11 PM**
Reference No **KLK-090523-7946A**
Form Version V3.0

Submitted

RECEIVED 2009 JUN 29 A 4:25

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*18/05/2009	*135,600	
Disposed	18/05/2009	822,700	
Acquired	19/05/2009	3,000	
Disposed	19/05/2009	1,000,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market and Sales of equity
Nature of interest *	Direct
Direct (units)	176,416,250
Direct (%)	16.57
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	176,416,250
Date of notice *	19/05/2009
Remarks	fsc

Sec, us

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **27/05/2009 09:48:14 AM**
Submitted by **KUALA LUMPUR KEPONG** on **27/05/2009 09:59:52 AM**
Reference No **KLK-090527-9E8B5**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Disposed	*20/05/2009	*1,000,000	
Disposed	21/05/2009	821,000	

Circumstances by reason of which change has occurred *	Sales of equity
Nature of interest *	Direct
Direct (units)	174,595,250
Direct (%)	16.39
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	174,595,250

Date of notice *	21/05/2009
Remarks	cln

BURSA MALAYSIA

Sec, us

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **29/05/2009 11:37:44 AM**
Submitted by **KUALA LUMPUR KEPONG** on **29/05/2009 02:11:38 PM**
Reference No **KLK-090529-3EF56**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Disposed	*22/05/2009	*331,500	
Acquired	25/05/2009	792,500	
Disposed	25/05/2009	130,000	

Circumstances by reason of which change has occurred *	Sales of equity and Purchase of Shares on Open Market
Nature of interest *	Direct
Direct (units)	174,926,250
Direct (%)	16.43
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	174,926,250
Date of notice *	25/05/2009
Remarks	lsl

SEC, US

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **02/06/2009 03:25:40 PM**
Submitted by **KUALA LUMPUR KEPONG** on **02/06/2009 04:26:36 PM**
Reference No **KLK-090602-8CD61**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*26/05/2009	*1,000,000	
Disposed	26/05/2009	393,700	
Disposed	27/05/2009	800,000	
Acquired	27/05/2009	800,000	

Circumstances by reason of which change has occurred *	Purchase of Shares on Open Market, Sales of equity and Purchase of Shares managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	175,532,550
Direct (%)	16.48
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	175,532,550
Date of notice *	27/05/2009
Remarks	fsc

SEC, US

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **04/06/2009 02:35:49 PM**
Submitted by **KUALA LUMPUR KEPONG** on **04/06/2009 03:36:27 PM**
Reference No **KLK-090604-43D2F**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*28/05/2009	*1,000,000	
Disposed	28/05/2009	232,200	
Disposed	29/05/2009	1,391,600	

Circumstances by reason of which change has occurred *	Purchase of Shares on Open Market and Sales of equity
Nature of interest *	Direct
Direct (units)	174,908,750
Direct (%)	16.42
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	174,908,750
Date of notice *	29/05/2009
Remarks	fsc

SEC, US

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **08/06/2009 03:00:50 PM**
Submitted by **KUALA LUMPUR KEPONG** on **08/06/2009 03:53:51 PM**
Reference No **KLK-090608-68771**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : *To be filled by Public Listed Company*

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Disposed	*01/06/2009	*349,400	
Disposed	02/06/2009	290,900	

Circumstances by reason of which change has occurred *	Sales of equity
Nature of interest *	Direct
Direct (units)	174,268,450
Direct (%)	16.36
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	174,268,450

Date of notice *	02/06/2009
Remarks	fsc

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **10/06/2009 11:43:28 AM** **Submitted**
Submitted by **KUALA LUMPUR KEPONG** on **10/06/2009 02:21:20 PM**
Reference No **KLK-090610-475B4**
Form Version V3.0

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Disposed	*03/06/2009	*125,200	
Acquired	04/06/2009	473,600	
Disposed	04/06/2009	137,100	

Circumstances by reason of which change has occurred *	Sales of equity and Purchase of shares on open market
Nature of interest *	Direct
Direct (units)	174,479,750
Direct (%)	16.38
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	174,479,750
Date of notice *	04/06/2009
Remarks	fsc

BURSA MALAYSIA

Sec, us

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **12/06/2009 03:06:42 PM**
Submitted by **KUALA LUMPUR KEPONG** on **12/06/2009 04:23:40 PM**
Reference No **KLK-090612-7110A**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*28/05/2009	*100,000	
Acquired	29/05/2009	700,000	
Disposed	05/06/2009	69,000	
Acquired	05/06/2009	150,000	
Acquired	08/06/2009	308,100	
Disposed	08/06/2009	159,400	
Acquired	08/06/2009	50,000	

Circumstances by reason of which change has occurred *	Purchase of shares managed by Portfolio Manager, Sales of equity and Purchase of shares on open market
Nature of interest *	Direct
Direct (units)	175,559,450
Direct (%)	16.48
Indirect/deemed interest (units)	

Indirect/deemed interest (%)	
Total no of securities after change *	175,559,450
Date of notice *	08/06/2009
Remarks	fsc

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

Unaudited Report to Shareholders for the half year ended 31 March 2009

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

UNAUDITED REPORT TO SHAREHOLDERS FOR THE HALF YEAR ENDED 31 MARCH 2009

The unaudited report of the Group for the half year ended 31 March 2009 are detailed below.

1. **SUMMARY OF GROUP RESULTS**

	Six Months Ended		
	31/3/2009	31/3/2008	+/(-)
	RM'000	RM'000	%
Revenue	3,321,442	3,675,060	(9.6)
Operating profit	320,748	725,209	(55.8)
Finance costs	(35,863)	(31,153)	15.1
Share of results of associates	20,317	18,819	8.0
PROFIT BEFORE TAXATION	**305,202**	**712,875**	**(57.2)**
Tax expense	(119,072)	(158,808)	(25.0)
NET PROFIT FOR THE PERIOD	**186,130**	**554,067**	**(66.4)**
Attributable to:			
Equity holders of the Company	178,526	527,791	(66.2)
Minority interests	7,604	26,276	(71.1)
	186,130	**554,067**	**(66.4)**
Earnings per share (sen)	**16.76**	**49.56**	

2. **REVIEW OF PERFORMANCE**

The Group's half year profit before taxation deteriorated 57.2% to RM305.2 million compared to that of the same period last year. The lower interim profit was mainly attributed to the following :-

(i) 20.5% drop in plantations profit to RM489.6 million largely due to weaker commodity prices and lower FFB crop;

(ii) satisfactory performance from oleochemical operations in Malaysia but the write-down of inventories in the 1st quarter by our China plant had dragged down the overall oleochemical profit to RM29.5 million (2008 : profit RM89.0 million);

(iii) increased loss of RM24.6 million (2008 : loss RM11.3 million) suffered by Davos Life Science Pte Ltd (nutraceutical plant in Singapore);

(iv) loss of RM10.9 million (2008 : profit RM30.7 million) incurred by retailing sector as a result of poor consumer demand caused by global economic recession;

(v) write-down of RM142.2 million (2008 : RM43.0 million) on the overseas quoted investment in Yule Catto & Co plc in the 1st quarter; and

(vi) realised loss of RM23.7 million on foreign exchange arising from repayment of inter-company loans by Indonesian subsidiaries from their internally generated funds.

3. **CURRENT YEAR PROSPECTS**

With the Group's favourable forward sales of its palm products, the plantations sector, our core business, should continue to perform reasonably well. However, manufacturing profits have come under severe pressure due to the global economic downturn. Furthermore, the retailing business has also been affected by significantly reduced consumer demand and Management is addressing this issue by re-structuring operations.

The Directors are of the opinion that the Group's profit for the current financial year will be much lower than the preceding year.

4. CONDENSED CONSOLIDATED BALANCE SHEET

	31 March 2009 RM'000	30 September 2008 RM'000
Assets		
Property, plant and equipment	2,393,275	2,372,018
Investment properties	5,112	5,137
Prepaid lease payments	344,257	347,725
Biological assets	1,411,137	1,426,545
Land held for property development	195,332	195,378
Goodwill on consolidation	285,786	255,940
Intangible assets	33,649	37,656
Investments in associates	211,794	258,495
Other investments	133,448	288,770
Deferred tax assets	7,568	6,888
Total non-current assets	5,021,358	5,194,552
Inventories	927,491	1,219,972
Biological assets	1,470	3,647
Trade and other receivables	824,362	902,461
Tax recoverable	23,457	7,462
Property development costs	16,098	22,445
Cash and cash equivalents	1,338,499	1,159,705
Total current assets	3,131,377	3,315,692
Total assets	**8,152,735**	**8,510,244**
Equity		
Share capital	1,067,505	1,067,505
Reserves	4,077,813	4,483,036
	5,145,318	5,550,541
Less: Cost of treasury shares	(13,447)	(13,447)
Total equity attributable to equity holders of the Company	5,131,871	5,537,094
Minority interests	265,369	202,913
Total equity	**5,397,240**	**5,740,007**
Liabilities		
Deferred tax liabilities	223,692	220,278
Provision for retirement benefits	26,279	27,136
Borrowings	1,027,301	920,844
Total non-current liabilities	1,277,272	1,168,258
Trade and other payables	555,283	657,279
Borrowings	887,197	858,991
Tax payable	35,743	85,709
Total current liabilities	1,478,223	1,601,979
Total liabilities	**2,755,495**	**2,770,237**
Total equity and liabilities	**8,152,735**	**8,510,244**
Net assets per share attributable to equity holders of the Company (RM)	4.82	5.20

5. PLANTATION STATISTICS

			Six Months Ended	
			31/3/2009	31/3/2008
(a) PRODUCTION				
Oil palm	- Own production	(tonnes FFB)	1,360,180	1,412,263
	- Yield per hectare	(tonnes FFB)	11.41	12.80
Rubber	- Own production	('000 kg)	10,337	11,184
	- Yield per hectare	(kg)	655	711
(b) AREA STATEMENT AS AT 31 MARCH				
Total planted		(hectares)	178,931	170,472
Oil palm in harvesting		(hectares)	123,965	110,297
Rubber in tapping		(hectares)	15,687	15,570
(c) AVERAGE SELLING PRICES				
Refined palm products	- Ex-refinery	(RM per tonne)	2,060	2,947
Palm oil	- Ex-mill	(RM per tonne)	2,240	2,607
Palm kernel oil	- Ex-mill	(RM per tonne)	2,161	3,524
Palm kernel cake	- Ex-mill	(RM per tonne)	189	448
Palm kernel	- Ex-mill	(RM per tonne)	1,179	1,710
FFB	- Ex-estate	(RM per tonne)	328	649
Rubber	- Net of cess	(sen per kg)	706	819

6. DIVIDEND

A single tier interim dividend of 10 sen per share has been declared by the Directors in respect of the financial year ending 30 September 2009 (year ended 30 September 2008 : 15 sen per share less 26% Malaysian income tax) and will be paid on 10 August 2009 to shareholders registered on the Company's Register of Members as at 16 July 2009.

A Depositor with the Bursa Malaysia Depository shall qualify for entitlement to the dividend only in respect of :-

(a) Shares deposited into the Depositor's securities account before 12.30 p.m. on 14 July 2009 in respect of shares which are exempted from mandatory deposit;

(b) Shares transferred into the Depositor's securities account before 4.00 p.m. on 16 July 2009 in respect of transfers; and

(c) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

7. QUARTERLY REPORT

The Group's Quarterly Report can be viewed at the Company's website, *www.klk.com.my* and the Bursa Malaysia Securities Berhad's website, *www.bursamalaysia.com.*

By Order of the Board
J. C. LIM
YAP MIOW KIEN
Company Secretaries

30 May 2009